UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-12970

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 (Material Change Report) to this Report on Form 6-K shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and is hereby incorporated by reference into Registration Statement Nos. 333-126039,333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805, 333-195816 and 333-213153 on Form S-8, No. 333-207371 on Form F-3 and No. 333-226751 on Form F-10 of the Company, as filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case, as amended.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: March 4, 2019	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Vice-President, Diversity, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit
99.1	Press Release Date March 3, 2019 – Goldcorp Files Technical Report For Éléonore and Red Lake

99.2	Material Change Report Under National Instrument 51-102

99.3	Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report

99.4	Canadian Consent of Dr. Anne Charland, P. Geo.

99.5	Canadian Consent of Martin Perron, P. Eng.

99.6	Canadian Consent of Sophie Bergeron, P. Eng.

99.7	Canadian Consent of Martin Bussières, P. Eng.

99.8	Canadian Consent of Adrienne Rispoli, P. Eng.

99.9	Red Lake Operations, Ontario, Canada, NI 43-101 Technical Report

99.10	Canadian Consent of Brad Armstrong, P. Eng.

99.11	Canadian Consent of Nuri Hmidi, P.Eng.

99.12	Canadian Consent of Maura Kolb, P. Geo.

99.13	Consent of Dr. Anne Charland, P. Geo.

99.14	Consent of Martin Perron, P. Eng.

99.15	Consent of Sophie Bergeron, P. Eng.

99.16	Consent of Martin Bussières, P. Eng.

99.17	Consent of Adrienne Rispoli, P. Eng.

99.18	Consent of Brad Armstrong, P. Eng.

99.19	Consent of Nuri Hmidi, P.Eng.

99.20	Consent of Maura Kolb, P. Geo.